Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

January 19, 2021

VIA EMAIL & EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jonathan Burr

Re:	Liberty Media Acquisition Corporation (the “Company”)

Registration Statement on Form S-1 (Registration No. 333- 250188)

Dear Mr. Burr:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby joins the request of the Company that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 3:00 p.m. Eastern Time, on January 21, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 300 copies of the preliminary prospectus dated December 23, 2020 have been distributed to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ John Hutchenson
	Name:	John Hutchenson
	Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ James Watt
	Name:	James Watt
	Title:	Executive Director

[Signature Page to Acceleration Request Letter]